                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

                                   (Mark One)

[x]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934

                   For the Fiscal Year Ended December 31, 2002
                                             -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the Transition Period from ________ to ________

                         Commission File Number 1-11373
                                                -------

    Profit Sharing Plan of Bindley Western Industries, Inc., and Subsidiaries
    -------------------------------------------------------------------------
                            (Full Title of the Plan)

                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017

         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

                                TABLE OF CONTENTS


         INDEPENDENT AUDITORS' REPORTS.................................................................3-4

         FINANCIAL STATEMENTS:

           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
              WITH FUND INFORMATION, AT DECEMBER 31, 2002 AND 2001.....................................5-6


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
              PLAN BENEFITS, WITH FUND INFORMATION,
              FOR THE YEAR ENDED DECEMBER 31, 2002.......................................................7

           NOTES TO FINANCIAL STATEMENTS..............................................................8-14

         SCHEDULE:

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
              END OF YEAR...............................................................................15

         SIGNATURE......................................................................................16

         EXHIBITS:

           EXHIBIT 23.01 - CONSENT OF DEWITT & SHRADER, P.C.

           EXHIBIT 23.02 - CONSENT OF ENT & IMLER CPA GROUP, P.C.


           EXHIBIT 99.01 - CERTIFICATION OF A PLAN COMMITTEE MEMBER
                           AND THE PLAN COMMITTEE CHAIRPERSON,
                           PURSUANT TO SECTION 906 OF THE
                           SARBANES-OXLEY ACT OF 2002

INDEPENDENT AUDITORS' REPORT

To the Administrator and
 Administrative Committee of
 The Profit Sharing Plan of Bindley
 Western Industries, Inc. and Subsidiaries:

         We have audited the accompanying statement of net assets available for plan benefits, with fund information, of the Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries as of December 31, 2002 and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audit. The statement of net assets available for plan benefits, with fund information, of the Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries as of December 31, 2001 was audited by other auditors whose report dated June 14, 2002, expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

         Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              /s/ DeWitt & Shrader, P.C.

Indianapolis, Indiana
May 22, 2003

INDEPENDENT AUDITORS' REPORT

To the Administrator and
  Administrative Committee of
 The Profit Sharing Plan of Bindley
 Western Industries, Inc. and Subsidiaries:

         We have audited the accompanying statement of net assets available for plan benefits, with fund information, of the Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries as of December 31, 2001. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

                                       /s/ ENT & IMLER CPA GROUP, P.C.

Indianapolis, Indiana
June 14, 2002

                       PROFIT SHARING PLAN OF
                  BINDLEY WESTERN INDUSTRIES, INC.
                          AND SUBSIDIARIES

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                         DECEMBER 31, 2002

                                                                  Fund Information
                                    -----------------------------------------------------------------------------

                                     Cardinal
                                      Health             PHC
                                      Common            Common           Mutual          Loan        Putnam
                                    Stock Fund          Stock            Funds          Fund        Investments          Total
                                 ----------------   --------------    -------------   ----------   --------------   --------------
 ASSETS:

   Investments, at fair value      $ 12,400,384      $ 3,845,078     $ 18,495,639    $       -      $         -     $ 34,741,101

   Receivables:
      Employer contributions                  -                -                -            -        1,036,064        1,036,064
      Employee contributions                 62                -            1,083            -                -            1,145

   Participant loans                          -                -                -      104,901                -          104,901

   Accrued investment income             12,604               11                -            -                -           12,615

                                ----------------   --------------    -------------   ----------   --------------   --------------
     Net assets available
      for plan benefits            $ 12,413,050      $ 3,845,089     $ 18,496,722    $ 104,901      $ 1,036,064     $ 35,895,826
                                ================   ==============    =============   ==========   ==============   ==============

                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 2001

                                                                        Fund Information
                                                   ----------------------------------------------------------
                                                   Cardinal
                                                    Health               PHC
                                                     Common             Common            Mutual        Loan
                                                   Stock Fund           Stock             Funds         Fund           Total
                                                   -----------          ------            ------        -----          -----
 ASSETS:

  Investments, at fair value                        $ 16,056,341      $ 6,726,244      $ 21,244,343  $       -    $ 44,026,928

  Receivables:
     Employer contributions                            1,016,522                -         3,100,615          -       4,117,137
     Employee contributions                                9,207                -            19,542          -          28,749

  Participant loans                                            -                -                 -    161,585         161,585

  Accrued investment income                                6,330               15                 -          -           6,345

                                               ------------------   --------------   --------------- ----------   -------------
    Net assets available for plan benefits          $ 17,088,400      $ 6,726,259      $ 24,364,500  $ 161,585    $ 48,340,744
                                               ==================   ==============   =============== ==========   =============

                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2002


                                                                     Fund Information
                                         --------------------------------------------------------------------------
                                           Cardinal
                                            Health             PHC
                                            Common           Common           Mutual          Loan         Putnam
                                          Stock Fund          Stock           Funds           Fund       Investments      Total
                                         -------------    ------------    -------------    ----------    -----------  -------------
 Contributions:
       Employer                          $     21,360     $         -     $     68,869     $       -    $ 1,036,064    $ 1,126,293
       Employee                               225,287               -          685,734             -              -        911,021
       Rollover                                   930               -            8,366             -              -          9,296
                                         -------------    ------------    -------------    ----------    -----------  -------------
         Total contributions                  247,577               -          762,969             -      1,036,064      2,046,610
                                         -------------    ------------    -------------    ----------    -----------  -------------
 Investment Income:
       Interest and dividends                  23,710             170          263,118         7,274              -        294,272
       Realized gains and losses            2,820,286         500,556       (1,198,371)            -              -      2,122,471
       Net appreciation (depreciation) in
          fair value of investments        (3,853,329)     (2,750,527)      (1,247,156)            -              -     (7,851,012)
                                         -------------    ------------    -------------    ----------    -----------  -------------
         Total investment income           (1,009,333)     (2,249,801)      (2,182,409)        7,274              -     (5,434,269)
                                         -------------    ------------    -------------    ----------    -----------  -------------
             Total additions (deductions)    (761,756)     (2,249,801)      (1,419,440)        7,274      1,036,064     (3,387,659)

 Distributions to participants             (2,116,392)       (414,443)      (6,269,219)     (170,997)             -     (8,971,051)
 Administrative expenses                      (45,199)        (12,083)         (28,926)            -              -        (86,208)
 Net transfers (to) from other funds       (1,752,003)       (204,843)       1,849,807       107,039              -              -
                                         -------------    ------------    -------------    ----------    -----------  -------------
 Net increase (decrease) in net assets
     available for plan benefits           (4,675,350)     (2,881,170)      (5,867,778)      (56,684)     1,036,064    (12,444,918)

 Beginning of year                         17,088,400       6,726,259       24,364,500       161,585              -     48,340,744
                                         -------------    ------------    -------------    ----------    -----------  -------------
 End of year                             $ 12,413,050     $ 3,845,089     $ 18,496,722     $ 104,901    $ 1,036,064   $ 35,895,826
                                         =============    ============    =============    ==========    ===========  =============

                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2002 AND 2001

NOTE 1 - DESCRIPTION OF THE PLAN

         The following brief description of the Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

         The Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries (the "Plan") is a combined profit sharing and pre-tax savings plan. The purpose of the Plan is to provide retirement income and other benefits to eligible employees of Bindley Western Industries, Inc. and its Subsidiaries ("Bindley").

         Effective January 1, 1994, Bindley adopted the Prism Prototype Plan and Trust (the "Prism Plan"), thereby amending and restating the Plan, which had originally been established January 1, 1979.

         As of February 14, 2001, Bindley Western Industries, Inc. merged with Cardinal Health, Inc. As a result of the merger, all Bindley Western Industries, Inc. common stock held in the participant accounts was converted into Cardinal Health, Inc. common stock at the applicable exchange ratio.

Participation

         Prior to July 1, 2002, employees were eligible to participate in the Plan after completing one year of service and attaining age twenty-one. Plan entry dates were January 1, April 1, July 1, or October 1, whichever came first. An employee was considered to have completed one year of service at the end of the first twelve-month period during which the employee completed not fewer than 1,000 hours of service.

         Effective July 1, 2002, the eligibility requirements changed. Each employee must complete one full calendar month of service to be a participant for the purposes of receiving allocations of the employer profit sharing and matching contributions and participating in the salary reduction contributions.

Expenses

         Certain administrative expenses of the plan were paid by Bindley which approximated $8,700 in 2002 and $8,200 in 2001.

Administration

         At December 31, 2002 and 2001, the Plan was administered by a committee (the "Committee") appointed by the Human Resources and Compensation Committee of the Board of Directors of Cardinal Health, Inc ("Cardinal") formerly Bindley Western Industries, Inc. The Plan has a trust agreement with Key Trust (the "Trustee") whereby the Trustee receives contributions, invests Plan assets and distributes amounts for benefit payments as directed by the Committee. All trustee's fees and other administrative expenses, exclusive of those incurred in relation to the Committee, are paid by the Plan.

         As record keeper and asset custodian of the Plan, Key Trust maintains certain accounting and other records of the Plan transactions and assets. Therefore, the Plan and the Plan committee rely on Key Trust to provide the appropriate information for purposes of preparation of the financial statements for the Plan. Although certain procedures are designed to obtain reasonable assurance about whether the information provided by Key Trust is complete and free of material misstatement, the Plan and Plan committee's ability to verify the information is somewhat limited. For purposes of disclosures made in these financial statements and related certifications, the Plan and Plan committee have no reason to believe that the information provided by Key Trust does not fairly present, in all material respects, the financial condition and results of operations of the Plan.

Contributions and Allocations to Participants


         Bindley's annual profit sharing contribution to the Plan is a discretionary amount determined by the Board of Directors of Cardinal. The 2002 and 2001 profit sharing contribution approximated $1,036,000 and $4,117,000, respectively.


         Profit sharing contributions are allocated to participants on the basis of the ratio that each participant's compensation bears to the total compensation paid to all Plan participants for the applicable Plan year.


         Effective July 1, 2002, the Company will begin to make a discretionary match of 50% of the money the participant contributes to the 401(k) up to 6% of the participant's eligible compensation. The 2002 and 2001 employer matching contribution approximated $90,000 and $0, respectively.


         Participants may authorize a pre-tax amount between 1% and 13% of their annual compensation to be contributed on their behalf to the Plan. However, the annual contribution per employee cannot exceed $11,000 and $10,500 for 2002 and 2001, respectively. The total maximum amount of contributions for each plan year is the lesser of $40,000 or 25% of the participant's total compensation. Participants may also make qualified rollover contributions to the Plan.

         Forfeitures (the non-vested portion of those participant's accounts who have terminated service with the Company) are used to offset future employer profit sharing contributions. At December 31, 2002 and 2001, forfeited non-vested accounts totaled $458,273 and $0, respectively.

         Income (net of expenses) is allocated on a daily basis based on the ratio of each participant's adjusted beginning balance to the total of all participants' adjusted beginning balances for the applicable investment fund.

Vesting and Distributions

         A participant's interest in their pre-tax employee contributions and the earnings thereon are 100% vested at all times.

   Prior to July 1, 2002, a participant's interest in their profit sharing account vested as follows:

                     Number of Years            Percentage
                       of Service                 Vested
                  ---------------------       -------------
                     Fewer than 3                  0%
                     3                            20%
                     4                            40%
                     5                            60%
                     6                            80%
                     7 or more                   100%

         Effective July 1, 2002, the Company has also reduced the vesting schedule pertaining to the Company match and profit sharing contribution from seven years to three years of service. The new vesting schedule effective July 1, 2002 is a three year cliff vesting schedule. This change applies to all active participants employed as of July 1, 2002. Participants who terminated before July 1, 2002 will remain subject to the vesting schedule in effect prior to this amendment.

         In the event of a participant's retirement on or after his 65th birthday, total disability or death, his profit sharing account becomes fully vested.

         Distributions consist of benefit payments to eligible participants, payments of vested amounts to terminated participants and payments to participants who can demonstrate financial hardship. Participants are also able to obtain loans from the Plan. Loans issued under the Prism Plan bear a rate of interest of prime plus 1%. Any loans issued prior to the adoption of the Prism Plan bear interest at a reasonable rate determined by the Committee. The loan fund is utilized as the disbursement fund for loans granted by the Plan.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

         The accounts of the Plan are maintained on the accrual basis of accounting.

Investments and Investment Income

         Investments are stated at fair value which equals quoted market value or unit values based upon quoted market values. Participant loans are valued at cost, which approximates fair value. Interest and dividends are credited to the accounts when earned.

Payment of Benefits

         Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of their account. Benefits are recorded when paid.

Use of Estimates

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

         The Plan's investments are held by a Trustee. The Plan provides that the contributions will be invested in several different investment programs as directed by each participant. These investment programs range from money market, government secured, fixed income, growth, aggressive funds, and the Company's own stock. For the participants who fail to complete the proper investment election forms, these participant accounts are automatically invested in the low risk government secured investment. The net appreciation (depreciation) in fair value for each significant class of investment is shown in the accompanying financial statements as investment income.

Investment Options

         Under the Prism Plan, participants are able to direct their contributions among several investment options. The investment funds available to participants are as follows:

  1. Victory Investment Quality Bond Fund - invests primarily in investment-grade bonds issued by corporations and the U.S. Government and its agencies or instrumentalities.

  2. Victory Balanced Fund - invests in a diversified portfolio of common stocks and fixed income securities or other collective funds holding these securities.

  3. Cardinal Health, Inc. Common Stock Fund - invests in the common stock of the parent Company. Refer to Note 5 - Significant Event.

  4 Victory U.S. Government Obligations Fund - invests only in short-term securities issued or guaranteed by the U.S. Treasury and repurchase agreements collateralized by U.S. Treasury securities with maturities of thirteen months or less.

  5. American EuroPacific Growth Fund - invests in small and large companies based in industrial nations as well as smaller, developing nations.

  6. American Washington Mutual Investors Fund - invests primarily in companies that consistently pay dividends and earn more than their dividend payout.

  7. Priority Healthcare Corporation Common Stock Fund - one time investment in the common stock of Priority Healthcare Corporation, resulting from the Bindley Western Industries, Inc. January 1, 1999 spin-off.

  8. Franklin Small-Cap Growth Fund - invests primarily in the equity securities of small capitalization companies in the United States.

  9. Victory Stock Index Fund - invests primarily in the common stocks that comprise the S&P 500 Index.

  10. Fidelity Advisor Equity Growth Fund - invests primarily in the common and preferred stocks of companies with above-average growth characteristics.

  11. Victory Intermediate Income Fund - invests at least 65% of assets in investment-grade debt securities.

  12. Victory Government Reserves Fund - invests only in securities issued by the U.S. Government, its agencies and/or instrumentalities.

Fund Transfers

         Transfers between funds result from participants redirecting their contributions between the funds listed above.

NOTE 4 - INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS

         Investments that represent 5% or more of the Plan's net assets are separately identified below.

                                                                                        December 31, 2002
        Victory Balanced Fund                                                            $ 2,518,659
        American Washington Mutual Investors Fund                                          3,564,511
        Cardinal Health, Inc. Common Stock Fund                                           12,238,539
        Priority Healthcare Corp. Common Stock Fund                                        3,836,259
        Victory Government Reserves Fund                                                   7,645,066


NOTE 5 - SIGNIFICANT EVENT

         On February 14, 2001, Bindley Western Industries, Inc. shareholders voted to approve a merger with Cardinal Health, Inc. This was a stock-for-stock transaction, where Bindley Western Industries, Inc. shareholders received 0.6413 Cardinal Health, Inc. common shares for each outstanding share of Bindley Western Industries, Inc. As a result, all Bindley Western Industries, Inc. common stock held in participant accounts was converted into Cardinal Health, Inc. common stock at the applicable exchange ratio and the Bindley Western Industries, Inc. common stock fund was converted to the Cardinal Health, Inc. common stock fund.

         Also in connection with the merger the Cardinal Health, Inc. Employee Benefits Policy Committee has assumed responsibility for administration of the plan.

NOTE 6 - PARTY-IN-INTEREST

         Participants in the Plan may invest their contributions/account balances in a Cardinal Health, Inc. Common Stock Fund, which primarily holds shares of Cardinal common stock. At December 31, 2002, this fund held 206,767 Cardinal shares with a historical cost of $11,114,923 and a market value of $12,238,539. At December 31, 2001, this fund held 244,572 Cardinal shares with a historical cost of $10,837,081 and a market value of $15,814,026.

NOTE 7 - INCOME TAX STATUS

         The Internal Revenue Service issued a determination letter on October 2, 1996 stating that the Plan qualifies for tax-exempt status under the applicable provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management believes the Plan is designed and is currently being administered in accordance with the Internal Revenue Code and ERISA.

NOTE 8 - DIFFERENCE FROM FORM 5500

         At December 31, 2002, there are no differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements.

NOTE 9 - PLAN TERMINATION

         Although it has not expressed any intent to do so, Cardinal has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan may terminate if the Company becomes judicially bankrupt or insolvent and/or if the Company organization dissolves, merges, consolidates, reorganizes or sells its assets without a successor company electing to continue the plan. In the event of plan termination, participants will become 100 percent vested in their accounts.

         Since Bindley merged with Cardinal in February 2001, Cardinal has closed many of the Bindley facilities. The result of this action has caused the plan to become partially terminated. In this case, the affected participants have become 100% vested.

NOTE 10 - PLAN ADMENDMENTS

         Effective July 1, 2002, the Company amended certain provisions of the Key Trust Company PRISM Non Standardized Prototype Retirement Plan and Trust effective January 1, 1996. The Company will make a discretionary match of 50% of the money the participant contributes in the 401(k) up to 6% of the participant's eligible compensation. In order to be eligible to receive an allocation of the employer matching and profit sharing contributions and to participate in the salary reduction agreement, the employee must complete one full calendar month of service. The Company has also reduced the vesting schedule pertaining to the Company match and profit sharing contribution from seven years of service to three years of service. This change applies to all active participants employed as of July 1, 2002. Participants who terminated before July 1, 2002 will remain subject to the vesting schedule in effect prior to this amendment. Due to these changes, participants were allowed to make an additional one-time increase or decrease in the amount of salary reduction contributions effective August 1, 2002. This amendment allows the Plan to match the provisions of the Cardinal Heath Profit Sharing, Retirement and Savings Plan in anticipation of the merger in 2003.

NOTE 11 - RECLASSIFICATIONS

         Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

NOTE 12 - SUBSEQUENT EVENT

         Effective February 1, 2003, the Company appointed Putnam Fiduciary Trust Company as a successor trustee for the Bindley Western Industries, Inc. Profit Sharing Plan in replacement of KeyBank National Association. All 2002 employer profit sharing (receivable as of December 31, 2002) and 2003 employee and employer contributions will be submitted to the new trustee and third party administrator, Putnam Fiduciary Trust Company.

         Effective February 1, 2003, the Bindley Western Industries, Inc. Profit Sharing Plan (Bindley Plan) assets merged into the Cardinal Health Profit Sharing, Retirement and Savings Plan (Cardinal Plan). During the transition to Putnam, any existing account balance will be transferred, or mapped, from the funds in which the participant is currently invested to those fund options that the Cardinal Health Benefits Policy Committee has determined have the most similar investment objectives. The following is the detail of assets transferred from the Bindley Plan to the Cardinal Plan:

                                                    Amount
                 BINDLEY FUND/ASSET              Transferred        CARDINAL FUND/ASSET
                 ------------------              -----------        -------------------
Victory Stock Index Fund                        $   521,721  S&P 500 Index Fund
Victory Intermediate Fund                         1,684,737  Pimco Total Return Fund Administrative Class
Victory Gradison Government Reserve Fund          7,467,951  Cardinal Health Stable Value Fund
Victory Balanced Fund                             2,372,066  Moderate Balanced Fund
Priority Healthcare Stock Fund                    3,842,167  Priority Healthcare Stock Fund
Franklin Small Midcap Growth Fund                 1,210,555  Liberty Acorn USA Fund Class Z
Fidelity Advisor Equity Growth Fund                 556,700  Putnam Investors Fund Class Y
Cardinal Health, Inc. Stock Fund                 12,163,488  Cardinal Health, Inc. Stock Fund
American Washington Mutual Investors Fund         3,439,388  Dodge & Cox Stock Fund
American EuroPacific Growth Fund                    625,150  International Equity Fund
                                                -----------
                                                $33,883,923
                                                ===========


                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2002

                                                                                                                  Current
            Identity of Issue                           Description of Investment                  Cost**          Value
----  ---------------------------------------           -------------------------------           --------       -----------
      American EuroPacific Growth Fund                  Registered Investment Company                N/A       $    666,764

      Fidelity Adv Equity Growth Fund                   Registered Investment Company                               600,683

      Franklin Small Cap Growth Fund                    Registered Investment Company                             1,250,383

      Victory Stock Index Fund                          Registered Investment Company                               547,407

      Victory Balanced Fund                             Registered Investment Company                             2,518,659

      American Washington Mutual Investors Fund         Registered Investment Company                             3,564,511

      Victory Intermediate Income Fund                  Registered Investment Company                             1,694,699

*     Cardinal Health, Inc. Common Stock Fund           Equity Securities of Cardinal Health Inc.                12,238,539

      Priority Healthcare Corp Common Stock Fund        Equity Securities of Priority Healthcare
                                                         Corporation                                              3,836,259

      Victory Government Reserves Fund                  Registered Investment Company                             7,645,066

      EB Money Market Funds                             Money Market Instruments                                      8,819

      Victory Prime Obligations                         Money Market Instruments                                    169,312
                                                                                                               -------------
          Total investments                                                                                      34,741,101
                                                                                                               -------------
*     Loans to participants (Interest rates of
        8.25% to 9.25%)                                                                                             104,901

      Contribution receivables                                                                                    1,037,209

      Accrued investment income                                                                                      12,615
                                                                                                               -------------
      Total plan assets as of December 31, 2002                                                                $ 35,895,826
                                                                                                               =============

      *Denotes party-in-interest.

      ** The Schedule of Assets Held for Investment Purposes does not disclose the historical cost of Investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 only if the plan is non-participant directed. The plan is comprised solely of participant-directed accounts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    PROFIT SHARING PLAN OF
                                    BINDLEY WESTERN INDUSTRIES, INC., AND
                                    SUBSIDIARIES


Date: June 30, 2003                 /s/ Richard J. Miller
                                    -----------------------------------
                                    Richard J. Miller, Plan Committee Member